Exhibit 8

THE CASH STORE FINANCIAL SERVICES INC. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands and Canadian $, except share and per share amounts)

The Cash Store Financial Services Inc. (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform from a recognition and measurement perspective, in all material aspects applicable to the Company, with United States generally accepted accounting principles (“U.S. GAAP”) for the years presented. Presentation differences and additional disclosures required under U.S. GAAP are as follows:

(A)  Consolidated Statements of Operations

Canadian GAAP permits the disclosure of a subtotal in the consolidated statements of operations of income before income taxes, class action settlements and discontinues operations. U.S. GAAP does not permit this subtotal to be included in the consolidated statements of operations.

Brokerage revenue comprises brokerage fees of $124,808 (2008 - $108,882) and other services revenue of $25,445 (2008 - $21,685)

(B)  Consolidated Statements of Cash Flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operating activities before changes in non-cash operating items in the consolidated statements of cash flows. U.S. GAAP does not permit this subtotal to be included in the consolidated statements of cash flows.

(C)  Long- Term Investment

The Company owns 3,000,000 common shares, or approximately 18.3% (2008 — 19.4%) of the outstanding common shares of The Cash Store Australia Holdings Inc. (“Cash Store Australia”), which is listed on the TSX Venture Exchange. Of the 3,000,000 common shares, 2,700,000 common shares are subject to escrow provisions that prevent the Company from selling these shares until the following dates:

Date	Percentage	Common Shares
September 8, 2009	15%	450,000
March 8, 2010	15%	450,000
September 8, 2010	15%	450,000
March 8, 2011	15%	450,000
September 8, 2011	15%	450,000
March 8, 2012	15%	450,000
	90%	2,700,000

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic, operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. The aggregate quoted market value of this investment is $3,750.

(D)  Goodwill and Intangible Assets

U.S. GAAP requires the Company to disclose changes in goodwill during the year:

	2009	2008
Balance, beginning of year	$33,986	$33,986
Goodwill acquired during year	568	—
Balance, end of year	$34,554	$33,986

THE CASH STORE FINANCIAL SERVICES INC. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

The estimated aggregate annual amortization expense for the next five years for intangible assets subject to amortization is as follows:

Year	2010	2011	2012	2013	2014
Amortization expense for intangible assets	$50	$64	$74	$84	$94

(E)   Income Taxes

Under Canadian GAAP, the tax effect of temporary differences is referred to as future income taxes. Under U.S. GAAP, the tax effects of temporary differences are referred to as deferred income taxes.

The Company currently does not have any unrecognized tax benefits. The Company’s tax positions for 2006 to present in Canada remain subject to examination by tax authorities.

(F)   Accounts Payable and Accrued Liabilities

U.S GAAP requires the Company to disclose components of accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in trade accounts payable and accrued liabilities as at June 30, 2009, were $1,290 (2008 - $1,781).

(G)  Stock Based Compensation

A summary of the status of the Company’s nonvested share options as of June 30, 2009 and the changes during the year ended June 30, 2009, is presented below:

	2009
	Total Options	Weighted
	for Shares	Average Price
Nonvested, beginning of year	914,001	$4.21
Granted	230,000	6.39
Vested	(436,344)	4.64
Forfeited	(45,666)	4.09
Nonvested, end of year	661,991	$4.70

The total intrinsic value of options exercised during 2009 was $567,238 (2008 - $201,000).  The total fair value of options that vested during 2009 was $1,562,242 (2008 - $669,907).

As at June 30, 2009 and 2008, the aggregate intrinsic value of options outstanding was $4,408,567 and $680,200, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $1,807,852 and $313,000, respectively.

As at June 30, 2009, there was $886,221 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1.82 years.

The Company is authorized to issue 2,016,975 equity share options under its existing stock option plan.

THE CASH STORE FINANCIAL SERVICES INC. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(H)  Recent United States Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. FIN 48 was effective for the Company’s 2008 fiscal year. The adoption of this standard did not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, ‘‘Fair Value Measurements’’ (“SFAS 157”), which the Company adopted effective July 1, 2008. SFAS 157 defines fair value, establishes a framework and prescribes methods for measuring fair value and outlines the additional disclosure requirements on the use of fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

•      level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•      level 2 inputs are significant observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

•      level 3 inputs are significant unobservable inputs that reflect the reporting entity’s own assumptions and are supported by little or no market activity.

The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. FSP No. 157-2 delayed the effective date of the provisions of SFAS No. 157 for non-financial assets and liabilities that are not re-measured at fair value on a recurring basis until July 1, 2009. Financial instruments measured at fair value as at June 30, 2009 include cash and cash equivalents, which is classified as Level 1. The Company has no other financial instruments that are measured at fair value on a recurring basis.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge

THE CASH STORE FINANCIAL SERVICES INC. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

accounting provisions.  The Company adopted SFAS 159 effective July 1, 2008. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

(H)  Recent United States Accounting Pronouncements (continued)

In May 2007, the FASB issued FASB Staff Position (“FSP”) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, which provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. This FSP is effective upon the initial adoption of FIN 48. The adoption of this standard did not have a material impact on the Company’s financial statements.

In June 2007, the FASB ratified the EITF consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11).  EITF 06-11 addresses the accounting for income tax benefits related to the payment of dividends on equity-classified employee share-based payment awards that are charged to retained earnings. Under EITF 06-11 a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares and outstanding equity share options should be recognized as an increase to additional paid-in capital. For the Company, EITF 06-11 is effective for transactions occurring after June 30, 2008. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”).  SFAS No. 141R is effective for the fiscal year beginning July 1, 2009.  The statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and any goodwill.  This statement establishes disclosure requirements that will enable users of the Company’s financial statements to evaluate the nature and financial effects of the business combination.  The Company will adopt SFAS 141R effective July 1, 2009 and its provisions will apply to business combinations occurring on or after July 1, 2009.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. For the Company, this FSP will require certain additional disclosures beginning July 1, 2009 and application to useful life estimates prospectively for intangible assets acquired after June 30, 2009. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This FSP provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. The FSP requires that,

•      The Company should disclose in interim and annual periods the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.

THE CASH STORE FINANCIAL SERVICES INC. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

•      Define major category for equity securities and debt securities to be major security types as per FAS 115 and FAS 124-2.

(H)  Recent United States Accounting Pronouncements (continued)

The Company adopted the FSP effective July 1, 2008. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments” which amends FASB Statement No. 107 “Disclosures about Fair Value of Financial Statements” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. It also amends APB Opinion No. 28 “Interim Financial Reporting” to require those disclosures in summarized financial information at interim reporting periods. The FSP is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009 in certain circumstances. The Company is currently evaluating the impact of this FSP on its consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments”. The FSP, amends the other-than-impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of the other- than-temporary impairments on debt and equity securities in the financial statements.  The FSP applies to debt securities classified as available-for-sale and held-to-maturity that are subject to other than temporary impairment guidance within U.S. GAAP. The Company adopted the FSP effective June 30, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168 (SFAS 168) “Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” — a replacement of FASB Statement No. 162. SFAS 168 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company will adopt SFAS 168 for the quarterly period ended September 30, 2009, as required, and the adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value”, which provides additional guidance on how companies should measure liabilities at fair value under Accounting Standards Codification (“ASC”) 820. The ASU clarifies that the quoted price for an identical liability should be used. However, if such information is not available, an entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered level 1 fair value measurements. The Company will adopt this ASU effective October 1, 2009. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

THE CASH STORE FINANCIAL SERVICES INC. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(H)  Recent United States Accounting Pronouncements (continued)

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures About Fair Value Measurements”, that amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. The ASU is effective for the Company beginning on January 1, 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for the Company beginning July 1, 2011. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.